

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

November 3, 2009

Dennis W. Blazer
Chief Financial Officer
CECO Environmental Corp.
3120 Forrer Street
Cincinnati, Ohio 45209

> **RE:    CECO Environmental Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 0-7099**

Dear Mr. Blazer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692.

Sincerely,

Rufus Decker
Accounting Branch Chief